UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Waitr Holdings Inc.

(formerly known as Landcadia Holdings, Inc.)

(Name of Issuer)

Common Stock, par value $0.0001 per share

(formerly Class A Common Stock, par value $0.0001 per share)

(Titles of Class of Securities)

930752 100

(formerly 51476W206)

(CUSIP Number)

November 15, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 930752 100		Schedule 13G
1		NAME OF REPORTING PERSON Fertitta Entertainment, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,000,000 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,000,000 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3% (2)
12		TYPE OF REPORTING PERSON CO

(1) The securities are held directly by Fertitta Entertainment, Inc. (“Fertitta Entertainment”) and indirectly by Tilman J. Fertitta, who is the sole shareholder, Chairman and Chief Executive Officer of Fertitta Entertainment, and as such, has voting and dispositive power over the securities held directly by Fertitta Entertainment. As a result, each of Fertitta Entertainment and Mr. Fertitta may be deemed to have or share beneficial ownership of the securities held directly by Fertitta Entertainment.

(2) Based on 54,585,538 shares of Common Stock estimated outstanding as of November 15, 2018.

CUSIP No. 930752 100		Schedule 13G
1		NAME OF REPORTING PERSON Tilman J. Fertitta
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,000,000 (1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,000,000 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000,000 (1)
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.3% (2)
12		TYPE OF REPORTING PERSON IN

(1) The securities are held directly by Fertitta Entertainment and indirectly by Mr. Fertitta, who is the sole shareholder, Chairman and Chief Executive Officer of Fertitta Entertainment, and as such, has voting and dispositive power over the securities held directly by Fertitta Entertainment. As a result, each of Fertitta Entertainment and Mr. Fertitta may be deemed to have or share beneficial ownership of the securities held directly by Fertitta Entertainment.

(2) Based on 54,585,538 shares of Common Stock estimated outstanding as of November 15, 2018.

Item 1(a).	Name of Issuer:

Waitr Holdings Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

844 Ryan Street, Suite 300

Lake Charles, LA 70601

Item 2(a).	Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	Fertitta Entertainment, Inc.
2.	Tilman J. Fertitta

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

1510 West Loop South

Houston, Texas 77027

Item 2(c).	Citizenship:

See responses to Item 4 on each cover page.

Item 2(d).	Titles of Classes of Securities:

Common Stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number:

930752 100

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4.	Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2018

Fertitta Entertainment, Inc.

By:	/s/ Tilman J. Fertitta
Name:	Tilman J. Fertitta
Title:	Chief Executive Officer

Tilman J. Fertitta

By:	/s/ Tilman J. Fertitta
Name:	Tilman J. Fertitta

Exhibit Index

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement, dated as of February 10, 2017, by and among Fertitta Entertainment, Inc. and Tilman J. Fertitta (incorporated by reference to Exhibit 1 to the Schedule 13G filed by the Reporting Persons with the SEC on February 10, 2017).